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                          Dischino & Associates, P.C.
                          ---------------------------
                          Certified Public Accountants
                            and Business Consultants

                                 August 25, 2005




Michael Fay, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D. C. 20549

Re:  YTB International, Inc.
     Response to Laurus Convertible Note and Merchant of Record Issues

Dear Mr. Fay:


With respect to the Staff's inquiry as to the proper accounting treatment of the $2,000,000 convertible debt of YTB International, Inc., we now propose to apply the provisions of Emerging Issues Task Force (EITF) Issue No. 98-5 and No. 00-27 as they apply to the contractual terms of the promissory note ("Note" or "Agreement").

As correctly suggested by the Staff, the above-referenced convertible note does contain a beneficial conversion feature. However, we wish to inform you that an important Note provision had unintentionally been neglected to be brought to your attention, and also omitted from Note (i.e. footnote) No. 3 to the financial statements as of March 31, 2005 and June 30, 2005. Under the terms of the Agreement, payment arrangements provide for payments of interest only for the first six months (i.e. from February through July 2005). Any conversion options are not made available until August 1, 2005.

As such, we propose to apply the provisions of EITF Issue Nos. 98-5 and 00-27, effective on August 1, 2005, based upon the following facts:

      1.  $2,000,000 of convertible debt.

      2.  Commitment date of January 26, 2005.

      3.  A conversion feature available on or after August 1, 2005.

      4. Market price of common stock of $1.32 per share (as determined pursuant to the terms of the Agreement; that being the average closing price from the 10 days prior to the commitment date).

      5. Total maximum shares to be issued upon conversion: 2,050,000 shares, calculated as follows:

          Fixed-dollar conversion price (2 components):
           (a)  $0.80 per share on the first $1,000,000 ($1,000,000 / $0.80 =
                1,250,000 shares), plus
           (b)  $1.25 per share on the next $1,000,000 ($1,000,000 / $1.25 =
               800,000 shares)

           (Viz,  1,250,000  shares  + 800,000 shares = 2,050,000 total shares).
See the proposed Note 3 attached which has been expanded dramatically after the first three paragraphs, the new description being in different font and right justified and intended to supersede the portion of the current Note.

The beneficial conversion feature is calculated at its intrinsic value at the commitment date (i.e. the difference between the conversion and market prices of the stock into which the debt is convertible, multiplied by the number of shares into which the debt is convertible). Applying the above data, the intrinsic value of the beneficial conversion feature is calculated to be: (a) $650,000 +
(b) $56,000, or a total of $706,000.

Furthermore, with respect to the detachable warrants, the Company believes that there is no beneficial conversion option relating to the warrants because the related exercise prices of the warrants ($1.58 and $1.72 per share) exceeded the market price of $1.32, as discussed above. As such, there will be no allocation of proceeds relating to the warrants.

With respect to the intrinsic value of the beneficial conversion feature of $706,000 calculated above, the Company proposes to recognize such amount in full as interest expense, with a related credit as additional paid-in capital, on August 1, 2005. We believe that the amount and the timing of this proposed recording are both reasonable.

In an unrelated matter, we also wish to address the Staff's inquiry concerning financial statement footnote no. 2 under the subparagraph "Travel products and services". The footnote currently refers to the Company as the "credit card merchant of record," an inaccurate and incorrect description of the Company's sales function. It is not the credit card merchant of record but rather the Company actually acts in the capacity of a wholesaler. Accordingly, please be advised that a correction to such footnote will be made, to re-state that the Company is simply the agent of record.

We trust this is fully responsive to the Staff's queries. Should you have any further questions or comments, we stand ready to respond immediately and completely.

Very truly yours,
/s/ Richard Costa
Richard Costa

cc:      Michael Brent
         Douglas Jones
         Johanna Losert
         Carl N. Duncan